SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000004 per share

(Title of Class of Securities)

60255W105

(CUSIP Number)

with a copy to:

Abdiel Capital 410 Park Avenue, Suite 930 New York, NY 10022 Attn: Colin T. Moran Tel: (646) 496-9202	Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Attn: Sarah Davidoff, Esq. Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2017

Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,668,740
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,668,740
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,668,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14.	TYPE OF REPORTING PERSON PN

*	Based on 36,678,218 shares of the Issuer’s Class A common stock, par value $0.000004 per share (the “Common Stock”), outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017, plus 4,400,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 97,753
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 97,753
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14.	TYPE OF REPORTING PERSON PN

*	Based on 36,678,218 shares of Common Stock outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017, plus 4,400,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,766,493**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,766,493**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,493**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 36,678,218 shares of Common Stock outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017, plus 4,400,000 shares of Common Stock issued in an underwritten registered public offering.
**	Consists of 2,668,740 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 97,753 shares of Common Stock held by Abdiel Capital, LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,766,493**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,766,493**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,493**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14.	TYPE OF REPORTING PERSON PN, IA

*	Based on 36,678,218 shares of Common Stock outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017, plus 4,400,000 shares of Common Stock issued in an underwritten registered public offering.
**	Consists of 2,668,740 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 97,753 shares of Common Stock held by Abdiel Capital, LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,766,493**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,766,493**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,493**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14.	TYPE OF REPORTING PERSON IN

*	Based on 36,678,218 shares of Common Stock outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017, plus 4,400,000 shares of Common Stock issued in an underwritten registered public offering.
**	Consists of 2,668,740 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 97,753 shares of Common Stock held by Abdiel Capital, LP.

CUSIP No. 60255W105

SCHEDULE 13D

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Schedule 13D filed on December 4, 2015 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on February 10, 2016 (“Amendment No. 1”), Amendment No. 2 thereto on February 12, 2016 (“Amendment No. 2”), Amendment No. 3 thereto on February 17, 2016 (“Amendment No. 3”), Amendment No. 4 thereto on March 7, 2016 (“Amendment No. 4”), Amendment No. 5 thereto on July 28, 2016 (“Amendment No. 5”), Amendment No. 6 thereto on August 8, 2016 (“Amendment No. 6”), Amendment No. 7 thereto on October 3, 2016 (“Amendment No. 7”), Amendment No. 8 thereto on October 13, 2016 (“Amendment No. 8”), Amendment No. 9 thereto on October 27, 2016 (“Amendment No. 9”), Amendment No. 10 thereto on February 9, 2017 (“Amendment No. 10”), Amendment No. 11 thereto on May 1, 2017 and Amendment No. 12 thereto on June 1, 2017 (“Amendment No. 12” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.000004 per share (the “Common Stock”), of MINDBODY, Inc. (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 13 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On July 6, 2017, the Reporting Persons sold a portion of their Common Stock in a block trade, as described in further detail in Item 5 below. The sale was undertaken for portfolio management purposes. The Reporting Persons do not currently contemplate further sales prior to the Issuer announcing its financial results for the quarter ended June 30, 2017, but reserve the right to re-evaluate at any time based on, among other things, performance of the Issuer and market conditions.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a) and (b) thereof as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 13.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 13 and Item 2(c) of the Schedule 13D.

Item 5(c) of the Schedule 13D is hereby supplemented by adding the following:

(c) On July 6, 2017, the Reporting Persons sold an aggregate of 1,250,000 shares of Common Stock in a block trade at a price per share of $24.75. Except as described in the immediately preceding sentence, there were no transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 12.

CUSIP No. 60255W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2017

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually